Exhibit 99.1

i-80 Gold Hilltop Discovery Yields Bonanza-Grade CRD Mineralization at Ruby Hill

Results Include 60.2 g/t Gold, 908.7 g/t Silver, 15.7 % Lead and 1.1 % Zinc over 10.0 m
Also 1.9 g/t Gold, 631.3 g/t Silver, 33.0 % Lead & 7.4 % Zinc over 18.3 m

RENO, Nev., Nov. 14, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to report results from the first four holes drilled to follow-up the recently discovered Hilltop Zone that have confirmed high-grade, polymetallic CRD mineralization at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

The discovery hole in the Upper Hilltop Zone returned an impressive 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m in hole iRH22-43 (see press release dated August 30th, 2022). Results contained in this release are from the first four core holes drilled to follow-up this discovery (see Table 1) and additional drilling is being completed in both the Upper and Lower Hilltop horizons with assays pending.

•	iRH22-51
•	33.0 g/t Au, 3010.0 g/t Ag & 63.5 % Pb over 0.6 m and
•	3.1 g/t Au, 683.3 g/t Ag & 37.6 % Pb over 14.6 m
•	iRH22-53:
•	1.9 g/t Au, 631.3 g/t Ag, 7.4 % Zn & 33.0 % Pb over 18.3 m
•	iRH22-54
•	0.6 g/t Au, 374.1 g/t Ag, 3.9 % Zn & 20.2 % Pb over 20.8 m
•	iRH22-55:
•	60.2 g/t Au, 908.7 g/t Ag, 1.1 % Zn & 15.7 % Pb over 10.0 m Incl. 83.2 g/t Au, 1261.0 g/t Ag, 1.5 % Zn, & 22.1% Pb over 7.0 m

Owing to this successful drilling at the Hilltop Zone, the program at Ruby Hill has again been expanded to facilitate additional step-out drilling at this target.  In addition to the Upper Horizon, drilling is testing the Lower Horizon (assays pending) where the initial hole intersected multiple zones of mineralization including 238.8 g/t Ag, 11.0 % Zn & 9.0 % Pb over 9.4 m and 469.5 g/t Ag, 11.8 % Zn & 18.2 % Pb over 2.1 m.

"We believe that the grades of mineralization at Ruby Hill are truly world-class and the Hilltop Zone ranks amongst the highest-grade new discoveries being drilled anywhere on the planet", stated Ewan Downie, CEO of i-80. "Given its proximity to the underground infrastructure planned in 2023, the Hilltop Zone, when combined with the Blackjack deposit, is expected to be a major contributor to our future growth profile as we ultimately look to produce gold, silver and base metals."

The Hilltop discovery is a new zone of mineralization, located approximately 400 metres southwest of the polymetallic Blackjack Zone (see Figures 1 and 2), immediately south of the Archimedes pit and proximal to the planned portal that the Company is advancing for construction.  Mineralization consists of polymetallic carbonate replacement (CRD) in the form of massive and semi-massive sulphide and oxide mineralization containing high-grade precious metals and base metals. Continued definition and expansion drilling is underway and the horizon remains open along strike and at depth.

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years.  Historic mined grades rank amongst the highest for any CRD district in the world.  Since the 1970's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial.

The Hilltop discovery opens up a structural corridor measuring greater than 1.5 km between the Archimedes pit and the original Ruby Hill Mine (see Figure 2), which was previously underexplored due to post-mineral alluvial cover. Mineralization in the upper horizon occurs immediately below alluvial cover at a depth of approximately 150 m. Geophysical surveys have been completed over the discovery area, including downhole electromagnetic (EM) and surface and induced polarization (IP) surveys, in an effort to identify additional massive sulfide targets.

Figure 1 – Cross Section Hilltop Target (CNW Group/i-80 Gold Corp)

Figure 2 – Ruby Hill Surface Plan (CNW Group/i-80 Gold Corp)

Infill and step-out drilling was also completed in 2022 in the Ruby Deeps (Carlin-type) gold deposit to aide in the advancement of the Company's plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is now progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only). The current program at Ruby Hill is one of several drill programs on i-80 projects in 2022 that are collectively budgeted to comprise more than 50,000 metres.

Table 1 – Highlight Assay Results from Ruby Hill Hilltop Zone

New 2022 Drill Results from Ruby Hill
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
iRH22-51	Hilltop Upper	Core	172.2	172.8	0.6	33.0	3010.0	63.5	0.1
and	Hilltop Lower	Core	189.0	203.6	14.6	3.1	683.3	37.6	0.2
iRH22-53	Hilltop Upper	Core	187.5	205.7	18.3	1.9	631.3	33.0	7.4
iRH22-54	Hilltop Upper	Core	173.8	194.6	20.8	0.6	374.1	20.2	3.9
and	Hilltop Upper	Core	211.0	211.8	0.8	0.8	639.0	29.7	0.2
iRH22-55	Hilltop Upper	Core	168.6	171.0	2.4	0.2	161.6	9.1	2.4
and	Hilltop Upper	Core	199.4	209.4	10.0	60.2	908.7	15.7	1.1
including	Hilltop Upper	Core	199.4	206.3	7.0	83.2	1261.0	22.1	1.5

*True widths are estimated at 70-90%.

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH22-51	587520	4375179	1994	270	-70
	iRH22-53	587385	4375284	1994	122	-48
	iRH22-54	587384	4375284	1986	118	-55
	iRH22-55	587383	4375284	1986	120	-60

The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Cretaceous age mineralization in the Eureka district is comprised of skarn (Blackjack), CRD (Hilltop/historic mines), and distal disseminated Au-Ag mineralization (Mineral Point). However, the magmatic source of the mineralizing fluids remains elusive. Recent analysis of geophysical surveys has delineated a large-scale, deep-seated, magnetic anomaly and associated magnetotelluric conductor below the western portion of the Archimedes pit on the Ruby Hill Property that is also associated with a large metamorphic halo, distinct from that at the Blackjack skarn. This geophysical anomaly has never been tested with drilling and will become a primary target for the company in 2023.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP61a (33 element suite; 0.4g Four Acid/ICP-AES; ALS). Overlimit samples of Ag, Pb, and Zn are analyzed by ore-grade methods comprising HF-HNO3-HClO4 Digest, HCl leach and ICP-AES. Additional samples overlimit ore-grade methods are analyzed by acid dissolution and titration. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards (gold and polymetallic), duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

www.i80gold.com

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project and the growth potential of i-80's growth profile. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 16:00e 14-NOV-22